

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Via E-mail
Ms. Barbara Russell
TOR Minerals International, Inc.
722 Burleson Street
Corpus Christi, Texas 78402

> **Re:** **TOR Minerals International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 24, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2011**
> **File No. 0-17321**

Dear Ms. Russell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   We note your disclosure on page nine of your Definitive Proxy Statement on Schedule 14A where you state that all reports required to be filed by Section 16(a) during the fiscal year ended December 31, 2010 were timely filed. In future filings, please check the Item 405 of Regulation S-K box on the cover page of the Form 10-K if all Section 16(a) reports were filed timely.

Equity Compensation Plan, page 14

2.   In future filings, please place the equity compensation plan information disclosure
        required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item
        5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K
        and the staff's no-action letter issued to the American Bar Association on January 30,
        2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
17

Results of Operations, page 19

3.   In future filings, when multiple factors contribute to fluctuations in a single financial
        statement line item, please separately quantify the impact of each factor. You should also
        ensure that you are explaining the majority of increases or decreases in each line item.
        For example, it is unclear how significantly your gross margin, as disclosed on page 23,
        was impacted by reduction in idle plant time, mix of products sold, and increase in sales
        price. Please revise your MD&A in future filings to separately quantify the specific
        reasons for material fluctuations between all periods presented wherever possible.

Exhibits, page 38

4.   We note that you incorporate Exhibits 10.12 and 10. 13 by reference to exhibits filed with
        the company's January 3, 2005 Form 8-K. It does not appear that any exhibits were filed
        with the Form 8-K dated January 3, 2005. If these agreements have been filed
        previously, please advise us as to where they are located. Otherwise, in your next
        Exchange Act filing, please file the full agreements, including all schedules and exhibits.

5.   On page 30, we note your discussion of certain amendments to credit facilities, such as
        the November 10, 2010 amendment to the HSBC banking facility, that were not filed as
        exhibits to your Form 10-K. If these agreements have been filed previously, please
        advise us as to where they are located. Otherwise, please either advise us as to why you
        are not required to file these agreements or file the full agreements, including all
        schedules and exhibits, with your next Exchange Act filing. This comment also applies
        to the June 27, 2011 and June 1, 2011 amendments to banking facilities discussed on
        page 22 of your Form 10-Q for the fiscal quarter ended June 30, 2011.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 16

6.   In future filings, please include a footnote to the Summary Compensation Table
        disclosing the assumptions made in the valuation of the stock options grants by reference

to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis and whether the aggregate grant date fair value was computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction No. 1 to Item 402(n)(2)(v).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief